UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15-d 16 of
                       The Securities Exchange Act of 1934



      FOR  THE  PERIOD  ENDED:  September 30, 2000

      COMMISSION  FILE  NUMBER:     0-30314


                               DEALCHECK.COM INC.
      --------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                 ONTARIO, CANADA
      --------------------------------------------------------------------
                         (Jurisdiction of Incorporation)

            65 Queen Street West, Suite 1905, Ontario, Canada M5H 2M5
      --------------------------------------------------------------------
                    (Address of principal executive Offices)

                                 (416) 860 0211
      --------------------------------------------------------------------
              (Registrant's telephone number, including area code)

     Indicate by check mark whether the registrant files or will file annual Report under cover Form 20F or 40F:

     Form  20F          X                    Form           40F
                     -------                             --------
     Indicate by check mark whether the registrant by furnishing the Information contained in the Form is also thereby furnishing the information to Commission to Rule 12g3-2(h) under the Securities Act of 1934:

     Yes                                        No           X
             -------                                     --------

     The number of shares outstanding of the Registrant's common stock as of September 30, 2000 is 4,117,616

DEALCHECK.COM  INC.

Dealcheck.com Inc. has elected to provide quarterly financial and other information generally comparable to that required to be provided by United States Issuers on Form 10-Q. This report relates to the period of six months ended September 30, 2000.

                                      INDEX
                                      -----
                                                                        Page No.
                                                                        --------

PART  1  -   FINANCIAL  INFORMATION
-----------------------------------

Item  1.     Financial  Statements                                        3-7

             Consolidated  Balance  Sheets                                3

             Consolidated  Statements  of  operations  and  Deficit       4

             Consolidated  Statements  of  Changes  in  Financial         5
             Position

             Notes  to  Financial  Statements                             6-7

Item  2      Management  discussion  and Analysis of Financial            8-12
             Condition  and  Results  of  Operations

PART  11-    OTHER  INFORMATION
-------------------------------

Item  1      Legal  Proceedings                                           12
Item  2      Changes  in  Securities                                      13
Item  3      Default  Upon  Senior  Securities                            13
Item  4      Submission  of  matters  to a vote of Security               13
Item  5      Other  Information                                           13

Signature                                                                 13

DEALCHECK.COM INC.
Consolidated Balance Sheet
(Canadian Dollars)
September 30, 2000 And 1999
--------------------------------------------------------------------------------------------
                                                SEPTEMBER 30,     March 31,    September 30,
                                                    2000            2000          1999
                                                 (UNAUDITED)     (AUDITED)     (UNAUDITED)
--------------------------------------------------------------------------------------------
ASSETS

CURRENT
  Cash                                                125,517       425,968          20,153
  Short-term Investments                              529,623       697,274          79,837
  Advances to directors, non-interest bearing          84,503
  Amounts receivable and prepaid expenses             406,395       580,198          52,991
--------------------------------------------------------------------------------------------
                                                    1,146,038     1,703,440         152,981
LONG-TERM INVESTMENTS                                 890,353       782,687
WEB SITES                                              35,000        10,000           9,435
CAPITAL ASSETS                                         52,535        46,805          50,626
--------------------------------------------------------------------------------------------
                                                    2,123,926     2,542,932         213,042
--------------------------------------------------------------------------------------------

LIABILITIES

CURRENT
  Accounts payable and accrued liabilities             69,207        40,549          36,550
  Note payable                                                                       23,250
  Other Advances, non-interest bearing                267,522       179,763         220,514
--------------------------------------------------------------------------------------------
                                                      336,729       220,312         280,314
--------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
CAPITAL STOCK                                      19,660,724    19,660,724      16,109,063
DEFICIT                                           (17,873,527)  (17,338,104)    (16,176,335)
--------------------------------------------------------------------------------------------
                                                    1,787,197     2,322,620         -67,272
--------------------------------------------------------------------------------------------

                                                    2,123,926     2,542,932         213,042

--------------------------------------------------------------------------------------------


                                                                              2.

------------------------------------------------------------------------------------------------
DEALCHECK.COM  INC.
Consolidated  Statements  of  Operations  and  Deficit
(Canadian  Dollars)
For  the  Six  months  ended  September  30,  2000  and  1999
(Unaudited)
------------------------------------------------------------------------------------------------
                                        THREE       SIX MONTHS
                                      MONTHS TO         TO         Three months   Six months to
                                      SEPTEMBER      SEPTEMBER     to September     September
                                      30, 2000       30, 2000        30, 1999        30, 1999
------------------------------------------------------------------------------------------------
Income
  Interest                                 5,418          8,638
  Net exchange gain                       23,140         55,581
  Other income                            14,877         14,877
------------------------------------------------------------------------------------------------
                                          43,435         79,096
------------------------------------------------------------------------------------------------
Expenses
  Travel, promotion and consulting       149,867        312,353          23,308         134,799
  Net loss on investments                169,705        158,074
  Professional fees                       21,894         39,894          28,211          36,398
  Projects development costs                             12,000
  Bank charges and interest                3,773          4,235
  Rent                                    22,679         30,257           8,592          15,452
  Telephone, Internet and courier          2,696          5,906           7,812          14,444
  Transfer agents fees                     3,718          4,735             149           3,122
  Shareholders information                 5,278         17,316           2,676           6,176
  Amortization                             6,060         12,120           5,185          10,370
  Office and general                      10,811         17,629           1,448           7,926
------------------------------------------------------------------------------------------------
                                         396,481        614,519          77,381         228,687
------------------------------------------------------------------------------------------------

Net loss for period                     (353,046)      (535,423)        (77,381)       (228,687)
Deficit at beginning of period       (17,520,481)   (17,338,104)    (16,098,953)    (15,947,647)
------------------------------------------------------------------------------------------------

Deficit at end of period             (17,873,527)   (17,873,527)    (16,176,334)    (16,176,334)
------------------------------------------------------------------------------------------------

Net loss per share                  $       0.06   $       0.10   $        0.04            0.11

------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------


APPROVED  ON  BEHALF  OF  THE  BOARD


Terence  Robinson      Director
--------------------

Kam  Shah              Director
--------------------

Consolidated  Statements  of  Cash  Flows
(Canadian  Dollars)
For  the  Six  months  ended  September,  2000  and  1999
(Unaudited)
-----------------------------------------------------------------------------------------------
                                              Three     Six months     Three
                                            months to       to       Months to   Six months to
                                            September    September   September     September
                                             30, 2000    30, 2000     30, 1999      30, 1999
-----------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net loss                                   (353,046)    (535,423)    (77,381)       (228,688)
  Amortization                                  6,060       12,120       5,185          10,370
  Write-off of web site development costs                   12,000
   Net (gain) loss on investments             169,705      158,074
  Amounts receivable and prepaid expenses      21,179      (97,187)    (29,950)          9,621
  Accounts payable and accrued liabilities     21,345       28,658      14,534         (30,873)
-----------------------------------------------------------------------------------------------
                                             (134,757)    (421,758)    (87,612)       (239,570)
-----------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
  Purchase of capital assets                               (17,850)                     (2,620)
  Refund of subscription advance                           489,173
  Investments                                (189,044)    (120,089)    (14,923)        (14,923)
  Web site development costs                               (15,000)
-----------------------------------------------------------------------------------------------
                                             (189,044)     336,234     (14,923)        (17,543)
-----------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Net advances                                108,589     (130,424)    110,882         212,898
  Net advances to directors                     5,490      (84,503)

-----------------------------------------------------------------------------------------------
                                              114,079     (214,927)    110,882         212,898
-----------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH DURING PERIOD    (209,722)    (300,451)      8,347         (44,215)
CASH AT BEGINNING OF PERIOD                   335,239      425,968      11,806          64,368
-----------------------------------------------------------------------------------------------
CASH AT END OF PERIOD                         125,517      125,517      20,153          20,153
-----------------------------------------------------------------------------------------------

Dealcheck.com  Inc.
Note  to  Consolidated  Financial  Statements
For  the  Six  months  ended  September  30,  2000  and  1999
(Unaudited)
================================================================================

1.   BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim information and with the instructions to Form 10Q and Rule 10-1 of the United States Securities Act of 1933 or Regulation S-X. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments consisting of normal recurring accruals and certain adjustments to reserves and allowances considered necessary for a fair presentation have been included. Operating results for the six months ended September 30, 2000 are not necessarily indicative of the results that may be expected for the year ending March 31, 2001.

2. DIFFERENCE BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THOSE IN THE UNITED STATES

     WEB SITE COSTS

     The costs of developing the commercial web sites are allowed to be deferred under the Canadian Generally Accepted Accounting Principles. However, these costs should be expensed under US GAAP. Accordingly, under the US GAAP, net loss for period would be $550,423 (1999: $228,687). Total assets would be $2,088,926 (1999: $203,607) and deficit would be $17,908,527 (1999: $
     16,185,770).

     INVESTMENTS

     Investments in marketable equity securities that are classified as short-term investments under Canadian GAAP, are grouped into trading and available-for-sale categories and accounted for at fair value under the US GAAP. Unrealized holding gains or losses on trading securities are included in the income. Unrealized holding gains and losses on available-for-sale securities are included in shareholders' equity.

     Investments in equity securities that are classified as long term investments under the Canadian GAAP, are accounted for at fair value under the US GAAP. Unrealized holding gains and losses are included in shareholders' equity.

     No significant adjustment would be required in the net loss for year, total assets and deficit under the US GAAP.

     RECENT ACCOUNTING DEVELOPMENT

     In June 1998, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the effective date of FASB Statement No. 133", which deferred the required date of adoption of SFAS No. 133 for one year, to fiscal years beginning after June 15, 2000. This Standard is applicable for the Corporation's 2001 fiscal year. The adoption of SFAS No. 137 had no material impact on its financial position, results of operations or cash flows for the six months ended September 30, 2000.

DEALCHECK.COM  INC.
Note  to  Consolidated  Financial  Statements  -  Continued
For  the  Six  months  ended  September  30,  2000  and  1999
(Unaudited)
================================================================================

    3.   RELATED PARTY TRANSACTIONS

     The following is a summary of related party transactions and balances:

     (a) A consulting fee of $89,262 (1999 - $88,764) was charged by a shareholder under an agreement dated April 1, 1997
     (b) Consulting fees paid to directors during the period were $ 126,000 (1999 - $22,021)
     (c)  Expenses  reimbursed to directors during the period were $45,503 (1999
          - $6,055)
     (d)  Transactions with companies under the common directors

     =========================================================================
                                                             2000     1999
     =========================================================================
     Expenses recovered at cost                            $  6,775  $ 6,387
     Funds advanced during the period                       129,794   29,944
     Interest charged during the period                       3,068
     Balance due from                                       192,538   36,331


     Expenses relating to the shared premises and consultants were recharged to the affiliated entities at cost.

     Funds advanced are repayable on demand and carry an interest of 5% p.a. (1999: Nil)

     Balances as at year end are included in "Amounts Receivable and prepaid expenses"

4.   COMPARATIVE FIGURES

     Certain of the comparative figures have been reclassified to comply with the current period's presentation.

ITEM  2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis should be read in conjunction with the consolidated (unaudited) financial statements of the Company, which have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. A summary of material adjustments to conform to U.S. GAAP is set out in
Note  2  to  the  consolidated  (unaudited)  financial  statements.


RESULTS  OF  OPERATIONS

                           3 months to     Six  months  ended  September  30
                           June 30,2000    2000                         1999
                                -------------- In 000' CDN$ ----------------

Income                         43            79                           --
Expenses                      396           615                          229
                             -----------------------------------------------
Net Loss for period           353           535                          229

Deficit at end of period                 17,874                       16,176

Income consisted of interest earned of $8,638, exchange gain of $55,581 and other income of $14,877, which primarily consisted of a facilitation fee received from an investee.

Exchange gain mainly resulted from translation of monetary assets and liabilities in U.S. dollar into Canadian Dollar at the rate at September 30, 2000. Decline in the value of Canadian Dollar in comparison to the U.S. Dollar from $1.4494 CDN$ to $1 US at March 31, 2000 to $1.5070 CDN at September 30,
2000  resulted  in  the  net  exchange  gain  on  conversion.

Expenses include net exchange loss of $158,074 for the six months to September 30, 2000 comprising realized losses of 240,661 and a holding gain of $82,587 on short-term investments mainly in marketable securities.

The  other  major  components  of  expenses  are  as  follows:

TRAVEL,  PROMOTION  AND  CONSULTING  -

                                   Three  months   Six months ended September 30
                                   June 30, 2000   2000                     1999
--------------------------------------------------------------------------------
Travel, meals and entertainment         13,754    41,631                  7,284
Consulting                             136,113   270,580                127,515
Promotion                                   -        142                      -
                                    --------------------------------------------
                                       149,867   312,353                134,799
                                      ==========================================
% of operating expenses                    67%       69%                     59%

During the second quarter ended September 30, 2000, the management continued to focus its attention on seeking long term business opportunities, while at the same time monitoring investments made during the fiscal year 2000. These efforts involved significant traveling. During the previous fiscal period management was still formulating the new business strategy and as a result had no major travel costs.

Consulting costs include a consulting fee of $89,262 (1999: $88,764) charged by a shareholder under a Consulting agreement, which expired on September 30, 2000 and was not renewed. The services provided included arranging non-interest bearing working capital funds, introduction to business opportunities and public relations. As a new initiative, The Company signed an Investor relation agreement with a Canadian private company for a one-year term at a fee of US$10,000 per month plus expenses effective April 1, 2000. A total fee of $88,703 for the six months ended September 30, 2000 was included in the Consulting fee. The investor relations firm handles the financial communications for the Company. Other consulting fees included $90,000 (1999: $3,500) charged by the directors for their services as executives of the Company and the balance related to fees paid for general IT, management and corporate services.

PROFESSIONAL  FEES

Professional fees in the first two quarters of fiscal 2001 were $39,894 compared to $36,398 in the first two quarters of fiscal 2000. The fee for both the period mainly consisted of fees paid to a director for providing financial, accounting and corporate services

PROJECTS  DEVELOPMENT  COSTS

Total costs for the two quarters ended September 30, 2000 were $12,000, which were entirely incurred in the first quarter of fiscal 2001. There were no such costs in the prior period. The costs related to the design and development of the Company's web site. Further details of the various projects are given in the Investment section under "Liquidity and Capital Requirements".

OTHER  OPERATING  COSTS

Other  operating  costs  in  the first two quarters of fiscal 2001 were $ 92,198
(1999:  57,490),  which  included  rent  of $30,257 (1999: $15,452). The company acquired additional premises effective February 1, 2000, increasing the space from 1,200 sq.ft. in 1999 to 4,000 sq. ft. Other major expense that of filing fees of about $17,000 (1999: 6,000 approx.) These costs related mainly to the legal and other costs incurred in connection with the Registration Statement of the Company with SEC and also with Ontario Securities Commission. No SEC registration costs were incurred in the previous period.

Other Operating costs for the second quarter of fiscal 2001 were about $50,000 and were mostly consistent with those incurred during the first quarter.

LIQUIDITY  AND  CAPITAL  REQUIREMENTS

CASH  AND  WORKING  CAPITAL

Cash on hand at September 30, 2000 was $125,517 compared to $20,153 at September 30, 1999. Net working capital at September 30, 2000 was approx. $0.8 million compared to a deficit of approx. $127,000 in the working capital at September 30, 1999.

Significant improvement in the liquidity of the Company was the result of a successful private placement of approx. $3.3 million in the fiscal 2000.

Trade and Notes payables at September 30, 2000 were $69,207 compared to $ 36,550 at September 30, 1999.

The net cash spent on operations during the six months ended September 30, 2000 was $421,758, about $286,000 of which was incurred in the first three months, compared to $239,570 during the six months ended September 30, 1999. Increased spending in the six months ended September 30, 2000 was mainly related to increased travel and promotion costs to pursue investment and business opportunities, consulting costs and increased professional costs as explained earlier.

INVESTMENTS

The Company continued to follow the business investment strategy established during the fiscal 200o during the six months ended September 30, 2000.

The funds available from the private placement were invested as follows at the end of September 30, 2000:

                         September 30, 2000   March 31, 2000
Short term investments              529,623          697,274
Advances                            490,898          489,173
Internet projects                    35,000           10,000
Long term investments               890,353          782,687
                                 ----------        ---------
                                $ 1,945,874      $ 1,979,134
                                 ==========       ==========

SHORT  TERM  INVESTMENTS

Short term investments at September 30, 2000 mainly comprised marketable securities of
$  311,485  and  an investment of $218,138 in World Vacation Club.com Inc. (WVC)

Short term marketable securities at March 31, 2000 were $371,918. These securities are acquired through three independent brokerage firms and are normally held for less than three months.

The investment in WVC is carried from the fiscal 2000. As explained in detail in the M D & A accompanying the audited financial statements for the fiscal 2000, the Company is actively seeking buyers to dispose off this investment. The WVC has recently appointed a new president and is seeking additional equity funds. The management is actively pursuing opportunities to find buyers or possibly to sell back to WVC the entire investment at least at cost.

The Company invested in Developersnetwork.com (DN) during the fiscal 2000 by way of convertible debentures. As at March 31, 2000, total amount invested was $36,741. In May 2000, the Company received the full amount back with interest and also received, by way of a compensation for early settlement, an option to purchase 50,000 common shares of DN at $1 per share exercisable within two years.

ADVANCES

As at March 31, 2000, the Company held a subscription advance of $ 489,173 for the acquisition of common shares of Idealab.com from a private investor. The Company later decided against this acquisition and recovered the amount in full in May 2000.

Advances given during the six months ended June 30, 2000 included the following two major advances to companies, which may be the potential acquisition targets:

                                     Amount advanced   Balance
                                                       At Sept. 30,
                                                       2000

Realtimememories.com Inc.            $ 148,060         Nil
First Empire Entertainment.com Inc.  $ 192,538         $ 192,538

Advances to Realtimememories.com were advanced in May 00 and were fully received with interest in July 2000. The Company also received a facilitation fee of US$ 10,000 in cash and 75,000 common shares in that company and 75,000 warrants at $0.50 each exercisable by 2002.

First Empire Entertainment.com Inc. (First Empire) is a Canadian public company whose main business is entertainment. The Company's first project is the development and production of "The Count of Monte Cristo", a live theatrical musical production, adapted from the novel of the same name. First Empire acquired the rights to the adaptation from a Toronto based writer and lyricist. First Empire initiated two previews, one in Toronto and the other in New York. It will be seeking additional funds to commence a workshop leading to full blown road shows. Dealcheck.com Inc. will likely convert its advances into shares of First Empire.

INTERNET  PROJECTS

The current investment is in the design and development of IRCheck.com, a web site which will provide a comprehensive data base of investors relation firms to facilitate an informed decision for the prospective public companies desiring to outsource its investors relation and media relation work to an independent firm. The Company spent $10,000 up to March 31, 2000 in getting the web site design completed by an independent design firm. It incurred further $25,000 in the development of the Web site and in hiring consultants to collate and develop contents and have to date gathered information on about 500 IR firms in North America. The web site development work is in progress and the commercial launch is expected in November 2000. The Company expects to spend about $20,000 more on web site and content development and a further $100,000 on marketing. Revenue is expected from the listing fee to be charged to IR firms and other sponsorship on the site. No significant revenue is expected until the end of the fiscal 2001.

LONG  TERM  INVESTMENTS

As part of the Company's Internet strategy, the Company invested in certain new and emerging Internet businesses that have demonstrated significant potential for growth in the long run. While these investments reflect only a small fraction of the investee companies' equity, the management believes that they are likely to provide much higher return on the investment and offer opportunities for synergistic business relationship among the other companies and projects within the Company's portfolio.

The major investment is in a private company -Dataloom Inc, where the Company's investment stood at $749,925 as at September 30, 2000 - about 36% of the total assets of the Company.

The Company's investment comprises 500,000 Series B preferred stock convertible at the Company's option at any time, into equal number of Common shares of Dataloom Inc. The company's holding, if converted now would represent approximately 5% equity interest in Dataloom Inc.

Dataloom Inc. was formed as a corporation in August 1999 in the State of Washington, US for the purpose of providing state-of-the-art web based business service solutions for small office home office enterprises. Dataloom, Inc. has developed a framework to deploy an exceptional information management solution for small to medium enterprise users (SME's). Comprising a full suite of powerful web-available applications and information management systems, this solution changes the way on-the-go professionals conduct business--anytime, anywhere, from any Internet connected device.

Dataloom's application services framework (xLoom) utilizes XML (Extensible Markup Language) and a proprietary Application Services Directory that enables web-based application interfaces to be delivered to any wired or wireless device in real time. xLoom enables a new generation of fast, flexible productivity tools.

While the company's investment does not entitle the Company to exercise any influence over the management of Dataloom Inc., the management remains in close contact with the management of Dataloom Inc. to ensure its investment value is not impaired.

The shareholders report for the nine months ended September 30, 2000 issued recently by Dataloom Inc. indicates that the company has signed its first licence deal with a Japanese company and has upgraded its xLoom product to provide for multilingual operations capabilities.

Based on the above details, the management believes that the value of the investment in Dataloom Inc. at September 30, 2000 was at least equal to the original cost.

CAPITAL  EXPENDITURE

The Company spent $17,850 on capital assets during the six months ended September 30, 2000 compared to $2,620 during the six months ended September 30, 1999. The increased capital expenditure was for computer equipments and leasehold improvements and furniture for the new premises.

FUTURE  CAPITAL  REQUIREMENT

The management has targeted and is currently negotiating two strategic acquisitions during fiscal 2001 mainly by exchanging the company's common shares, the disposal of its short-term investments, advances and /or from the cash flow from exercise of the warrants attached to the Units under the fiscal 2000 private placement. It will also focus on fully developing IRCheck.com site and ensure its commercial launch during the fiscal year 2001.

The management estimates that its working capital requirements to remain at around $500,000 for the next six months, which it hopes to cover from the funds raised in the private placement during the fiscal 2000. The directors are seeking shareholders approval at the Annual and Special meeting of the shareholders to be held on November 13, 2000 to extend the expiry date and reduce the exercise price of the warrants attached to the units issued under the fiscal 2000 private placement. These changes are expected to increase the chances of the warrants being fully exercised

In the event warrants are not exercised or further capital is not raised, the Company may dispose of part or all of its investment in Dataloom Inc. It is the intention of the management to keep enough liquidity to meet its operating requirements for the following eighteen months.

FORWARD  LOOKING  STATEMENTS.

The foregoing Management's Discussion and Analysis contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended, and as contemplated under the Private Securities Litigation Reform Act of 1995, including statements regarding, among other items, the Company's business strategies, continued growth in the Company's markets, projections, and anticipated trends in the Company's business and the industry in which it operates. The words "believe," "expect," "anticipate," "intends," "forecast," "project," and similar expressions identify forward-looking statements. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including, among others, the following: reduced or lack of increase in demand for the Company's products, competitive pricing pressures, changes in the market price of ingredients used in the Company's products and the level of expenses incurred in the Company's operations. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained herein will in fact transpire or prove to be accurate. The Company disclaims any intent or obligation to update "forward looking statements".

PART  11   OTHER  INFORMATION

ITEM  1    LEGAL  PROCEEDINGS

There are no material legal proceedings in progress or to the knowledge of the Company, pending or threatened to which the Company is a party or to which any of its properties is subject.

ITEM  2    CHANGES  IN  SECURITIES

None

ITEM  3    DEFAULTS  UPON  SENIOR  SECURITIES

None

ITEM  4    SUBMISSION  OF  MATTERS  TO  A  VOTE  OF  SECURITIES  HOLDERS

None - other than the matters included in the Notice of annual and special meeting of the shareholders. The full text of this Notice may be found in Form 6-K filed on the Edger on November 1, 2000.


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ITEM  5    OTHER  INFORMATION

None




     SIGNATURES
     ----------

PURSUANT TO THE REQUIREMENTS OF SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED



                              _____________________

                                   Terence  Robinson
                                   -----------------
                                   Chairman  &  CEO
                                   Dealcheck.com  Inc.


November  10,  2000


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